Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE

            Stolt Offshore S.A. Pre-Close Trading Update and Outlook

London, England - December 1, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), as part of its regular investor relations activity, issues this Pre-Close Trading Update and Outlook ahead of results for the 4th Quarter ended November 30, 2005, which will be announced in mid-February 2006.

2005 Pre-Close Update
The Company expects to meet financial and operational expectations for Full Year 2005. Operating revenues of approximately $1.5 billion are anticipated for the continuing business or $1.7 billion including the discontinuing business associated with the sale of conventional and shallow water assets in the NAMEX region. Adjusted EBITDA(1) from the continuing business will show a margin of approximately 13% before the gain on sale of assets, in line with guidance.(2) The discontinuing business is expected to be marginally loss making at the EBITDA level, excluding the gain on the sale of assets which will be shown in the fourth quarter results at $24.7 million, after tax.

Cash balances at year end are expected to be approximately $290 million with minimal drawings on debt facilities and after approximately $85 million of capital expenditure. The cash balance excludes $80 million in proceeds due on completion of the remaining NAMEX sale but includes cash associated with advanced billings from customers.

Stolt Offshore has made significant strategic investments in 2005 to continue to focus on the core strength of its deepwater and SURF business. This includes the investment in growing the fleet to include the Polar Queen, Pertinacia, Sapura 3000 and the recently announced IMR and survey ship. Major project completion schedules are in line with expectations. Specifically, the 2005 Langeled pipelay programme in NEC completed in early November, the major AFMED projects are on track and the Trinidad pipelay campaign in NAMEX, which is showing improvements, is expected to complete in the first quarter of 2006 as previously indicated.

2006 Outlook
Stolt Offshore will start 2006 with a backlog of approximately $2.1 billion of which approximately $1.4 billion is for execution in 2006. Full year revenues are expected to be at between $1.7 billion and $1.8 billion despite the sale of the NAMEX region shallow water assets. This is largely due to the growing proportion of SURF activities in the backlog which accounted for approximately half of 2005 revenues and are expected to grow to more than two thirds of 2006 revenues. The adjusted EBITDA(1) percentage margin for the year is expected to show moderate growth excluding the gain on sale of assets to CalDive. Depreciation and amortisation charges will be higher than in 2005, reflecting the higher capex level in 2005 and 2006. The gain on the completion of the sale of additional assets in the NAMEX region during 2006 will be $28.9 million after tax, which is in addition to the gain on sale of assets in 2005. The effective tax rate for 2006, including non recurring items, is expected to be between 28% and 33%.

Capital expenditure in 2006 will be approximately $280 million, of which $120 million is for capacity maintenance and asset rejuvenation, with $160 million of growth capital expenditure on the conversion of the Polar Queen and the Pertinacia as well as the Company's equity contribution to the SapuraCrest joint venture.

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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The demand for subsea construction services is expected to be particularly strong in the NEC, AFMED and SAM regions. This performance will be partially offset in the AME and NAMEX regions as these businesses are re-orientated in 2006 for growth opportunities.

Commenting on today's statement, Tom Ehret, Chief Executive Officer, said, "Stolt Offshore is in an increasingly strong position as a result of early market positioning, strategic investments and positive market conditions.

Demonstrating our confidence in this growing market, 2006 will be a year in which we make significant investments in the additional fleet capacity secured in 2005, namely the Polar Queen, Sapura 3000, Pertinacia and the new IMR and survey ship. The benefits of these investments will be felt as these four ships become operational in 2007 and begin to capitalise on the growing demand in the North Sea, West Africa, South America and in the Asia markets."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific and the Americas.
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(1)Adjusted EBITDA: The calculation of Adjusted EBITDA equates to net income after adding back taxes, deducting interest, adding back depreciation and amortisation (including dry dock amortisation), adding back impairment and deducting gains and losses on sales of investments and fixed assets. Management believes that Adjusted EBITDA is a useful measure of operating performance, to help determine the ability to incur capital expenditure or service indebtedness, because it is not affected by non-operating factors such as leverage and the historic cost of assets. However, Adjusted EBITDA does not represent cash flow from operations as defined by US generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to earnings from operations under US generally accepted accounting principles for purposes of evaluating results of operations.

(2) Adjusted EBITDA includes the effect of the mark to market of forward exchange contracts and the Management Incentive Plan

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Stolt Offshore is pleased to announce the appointment of UBS Investment Bank as its corporate broker with immediate effect.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If you no longer wish to receive our press releases please contact: kelly.good@stoltoffshore.com

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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